FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Market and the National Securities Commission, dated April 19, 2005, regarding the composition of the Board of Directors.

2	Letter to the Buenos Aires Stock Market and the National Securities Commission, dated April 19, 2005, regarding dividends and capital paid in advance.

3	Letter to the Buenos Aires Stock Market and the National Securities Commission, dated April 19, 2005, regarding non-convertible negotiable obligations (bonds).

Item 1

FREE TRANSLATION

Buenos Aires, April 19, 2005

Buenos Aires Stock Market

Ref: Board of Directors

In compliance with the Rules of the Buenos Aires Stock Exchange, I inform you of the following information.

YPF S.A. announced that the Shareholders of YPF Sociedad Anónima approved, in its meeting held on April 19, 2005, that the Board of Directors will be integrated as follows:

Position	Name	Representing	Period	Status
President	Antonio Brufau Niubo	Class D	April 2007	Non Independent
Executive VP & General Manager	Enrique Locutura	Class D	April 2007	Non Independent
Director	Ernesto Natalio Dardis	Class A	April 2006	Independent
Director	Jorge Horacio Brito	Class D	April 2007	Independent
Director	Carlos Bruno	Class D	April 2007	Independent
Director	Carlos de la Vega	Class D	April 2007	Independent
Director	Eduardo Elsztain	Class D	April 2007	Independent
Director	Miguel Madanes	Class D	April 2007	Independent
Director	Federico Mañero	Class D	April 2007	Independent
Director	Javier Monzón	Class D	April 2007	Independent
Director	Carlos Olivieri	Class D	April 2007	Non Independent
Director	Luis Pagani	Class D	April 2007	Independent
Director	Alejandro Quiroga Lopez	Class D	April 2007	Non Independent
Director	José María Ranero Díaz	Class D	April 2007	Non Independent

Alternate Director	Alicia Schammah	Class D	April 2007	Non Independent
Alternate Director	Gonzalo Lopez Fanjul	Class D	April 2007	Non Independent
Alternate Director	Jesús Guinea	Class D	April 2007	Non Independent
Alternate Director	Alejandro Almarza	Class D	April 2007	Independent

The Alternate Director representing Class A shares, will be designated after the Special Class A Meeting be held and will be opportunately communicated by YPF.

Also, the Company’s Statutory Audit Committee will be integrated by the following members:

Member	Mariano A. S. de los Heros Battini	April 2006
Member	Mario Eduardo Vazquez	April 2006
Member	Juan Andrés Gelly y Obes	April 2006
Alternate Member	Carlos Manuel Vidal	April 2006
Alternate Member	Santiago Carlos Lazzati	April 2006
Alternate Member	Alejandro Rivera	April 2006

Deloitte & Co. S.R.L. has been appointed as the Company’s external auditors.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

Item 2

Buenos Aires, April 19, 2005

FREE TRANSLATION

Buenos Aires Stock Market

In compliance with the Rules of the Buenos Aires Stock Exchange, I inform you of the following information.

YPF S.A. announced that the Board of Directors of YPF Sociedad Anónima approved, in its meeting held on April 19, 2005, the following items:

1)	The payment of a dividend of 8 pesos per share or per American Depositary Receipt (“ADR”), representing $ 2.75 per ADR at the current exchange rate, to all shareholders, with payments to be made to ordinary shareholders on April 29, 2005.

2)	A distribution of capital paid in advance of 3 cents of pesos per share. This distribution will take place on April 29, 2005, together with the dividend payment.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

Item 3

Buenos Aires, April 19, 2005

FREE TRANSLATION

Buenos Aires Stock Market

In compliance with the current regulations, YPF S.A. announced that the Shareholders Meeting of YPF Sociedad Anónima approved, in its meeting held on April 19, 2005, a program for the issuance of non-convertible negotiable obligations (bonds), for up to $ 700 million or its equivalent in other currencies, entitling the Board of Directors to establish the terms of the negotiable obligations.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 22, 2005	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer